1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December 2004

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit Number		Page
1.1	Announcement regarding the Resolutions Passed at the EGM and Change of Management dated December 20, 2004	A-1

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: December 20, 2004	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

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Exhibit 1.1

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 0728)

Announcement Regarding the Resolutions Passed

at the Extraordinary General Meeting and Change of Management

The Board of the Company is pleased to announce that the Shareholders have, at the EGM of the Company held on December 20, 2004, passed all of the resolutions set out in the notice of EGM dated November 2, 2004.

The Company wishes to announce a change of its management.

The EGM of the Company convened pursuant to the notice of EGM dated November 2, 2004 was held at 31 Jinrong Street, Xicheng District, Beijing, PRC on December 20, 2004. There were 80,932,368,321 shares of the Company entitling shareholders to attend and vote for or against the resolutions at the EGM. No shareholders who were entitled to attend the EGM were required to abstain from voting or vote only against the resolutions. Three shareholders and authorized proxies holding an aggregate of 72,026,354,874 shares, representing 89.00% of the total voting shares of the Company, were present at the EGM. This shareholding proportion was in compliance with the quorum requirements of the Company Law of the People’s Republic of China and the provisions of the articles of association of the Company. Holders of 4,970,975,553 H shares of the Company, through HKSCC Nominees Limited, appointed the chairperson of the meeting to attend and vote on their behalf. Holders of 421,000 H shares of the Company appointed directly the chairperson of the meeting as their proxy to attend and vote on their behalf. The EGM was chaired by Ms. Wu Andi, executive vice president and chief financial officer of the Company. Computershare Hong Kong Investor Services Limited, the H share registrar for the Company, was the scrutineer for the votetakings. After consideration and voting by the Shareholders and authorized proxies, the following resolutions were passed at the EGM as ordinary resolutions:

ORDINARY RESOLUTIONS

1.	The resignation of Mr. Zhou Deqiang as executive director of the Company was approved, effective from the date of this resolution. 71,998,198,674 shares were voted in the affirmative and 28,156,200 shares were voted in the negative, representing 99.96% and 0.04%, respectively, of the total number of shares held by the Shareholders (including proxies) present at the EGM carrying voting rights.

2.	The resignation of Mr. Chang Xiaobing as executive director of the Company was approved, effective from the date of this resolution. 71,997,807,374 shares were voted in the affirmative and 28,547,500 shares were voted in the negative, representing 99.96% and 0.04%, respectively, of the total number of shares held by the Shareholders (including proxies) present at the EGM carrying voting rights.

3.	The appointment of Mr. Wang Xiaochu to serve as executive director of the Company was approved, with his term of office starting from the date of this resolution to September 9, 2005, and that any director of the Company has been authorized to sign on behalf of the Company the director’s service contract with Mr. Wang Xiaochu, and that the Board has been authorized to determine his remuneration. 71,732,052,874 shares were voted in the affirmative and 294,302,000 shares were voted in the negative, representing 99.59% and 0.41%, respectively, of the total number of shares held by the Shareholders (including proxies) present at the EGM carrying voting rights.

4.	The appointment of Mr. Leng Rongquan to serve as executive director of the Company was approved, with his term of office starting from the date of this resolution to September 9, 2005, and that any director of the Company has been authorized to sign on behalf of the Company the director’s service contract with Mr. Leng Rongquan, and that the Board has been authorized to determine his remuneration. 71,740,019,374 shares were voted in the affirmative and 286,215,500 shares were voted in the negative, representing 99.60% and 0.40%, respectively, of the total number of shares held by the Shareholders (including proxies) present at the EGM carrying voting rights.

5.	The appointment of Mr. Li Jinming to serve as non-executive director of the Company was approved, with his term of office starting from the date of this resolution to September 9, 2005, and that any director of the Company has been authorized to sign on behalf of the Company the director’s service contract with Mr. Li Jinming. 71,740,063,574 shares were voted in the affirmative and 286,171,300 shares were voted in the negative, representing 99.60% and 0.40%, respectively, of the total number of shares held by the Shareholders (including proxies) present at the EGM carrying voting rights.

INFORMATION CONCERNING THE RESIGNING DIRECTORS

Due to age reasons, Mr. Zhou Deqiang has retired from his position as executive director of the Company. Mr. Zhou has confirmed that he has no disagreement with the Board, and that there is no matter that needs to be brought to the attention of the Shareholders.

As Mr. Chang Xiaobing has resigned from his position as deputy general manager of China Telecommunications Corporation (the controlling shareholder of the Company), and from his position as deputy general manager (president and chief operating officer) of the Company, he has resigned from his position as executive director of the Company. Mr. Chang has confirmed that he has no disagreement with the Board, and that there is no matter that needs to be brought to the attention of the Shareholders.

DETAILS CONCERNING THE NEWLY APPOINTED DIRECTORS

Details concerning the newly appointed directors are as follows:

Mr. Wang Xiaochu

Mr. Wang Xiaochu, age 46, is general manager of China Telecommunications Corporation. Mr. Wang has held positions such as director and deputy director of the Hangzhou Telecommunications Bureau in Zhejiang province, director general of the Tianjin Posts and Telecommunications Administration, chairman and chief executive officer of China Mobile (Hong Kong) Limited, and vice president of China Mobile Communications Corporation. He was responsible for the development of China Telecom’s telephone network management systems and various other information technology projects and as a result, received the Class Three National Science and Technology Advancement Award and the former Ministry of Posts and Telecommunications’s Class One Science and Technology Advancement Award. Mr. Wang graduated from Beijing Institute of Posts and Telecommunications in 1980 and has over 23 years of management experience in the telecommunications industry. Other than as set out above, Mr. Wang has not held any directorship in any other listed public companies in the past 3 years.

Mr. Wang will enter into a service contract with the Company and will conclude with the Company his remuneration, terms and conditions of services in due course. The remuneration will be determined by the Board with reference to their perception of industry standards and the prevailing market conditions.

As of the date hereof, Mr. Wang has no equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance. Other than as set out above, Mr. Wang does not have any relationship with any other director, senior management, substantial shareholder or controlling shareholder of the Company. No other matter should be brought to the attention of the shareholders in respect of Mr. Wang’s appointment.

Mr. Leng Rongquan

Mr. Leng Rongquan, age 55, is deputy general manager of China Telecommunications Corporation. Mr. Leng is a director level senior engineer. He graduated from the Beijing Institute of Posts and Telecommunications with a Master of Science in engineering. Mr. Leng has held positions such as chief engineer of the Beijing Long Distance Telephone Bureau, deputy chief engineer of the Telecommunications Bureau of the Ministry of Posts and Telecommunications, deputy director general of the Telecommunications Bureau of the Ministry of Posts and Telecommunications of the PRC, deputy general manager of China Telecommunications Corporation, deputy general manager of China Network Communications Group Corporation and vice chairman of China Netcom Group Corporation (Hong Kong) Limited. Mr. Leng has had 28 years of operational management experience in the telecommunications industry in the PRC. Other than as set out above, Mr. Leng has not held any directorship in any other listed public companies in the past 3 years.

Mr. Leng will enter into a service contract with the Company and will conclude with the Company his remuneration, terms and conditions of services in due course. The remuneration will be determined by the Board with reference to their perception of industry standards and the prevailing market conditions.

As of the date hereof, Mr. Leng has no equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance. Other than as set out above, Mr. Leng does not have any relationship with any other director, senior management, substantial shareholder or controlling shareholder of the Company. No other matter should be brought to the attention of the shareholders in respect of Mr. Leng’s appointment.

Mr. Li Jinming

Mr. Li Jinming, age 52, is the chairman of Guangdong Rising Assets Management Co., Ltd., one of the domestic Shareholders of the Company, and director of Shenzhen Zhongjin Lingnan Nonfemet Company Limited. Mr. Li graduated from Guangdong Provincial Broadcast and Television University, and studied in the postgraduate class in the faculty of international economics of Lingnan College, Zhongshan University, majoring in international industry and commerce management. He is currently studying in the EMBA class at Lingnan College, Zhongshan University. Mr. Li has held positions such as section chief and deputy director general of the Guangdong Provincial Discipline Inspection Commission, and director and deputy general manager of Guangdong Rising Assets Management Co., Ltd. Mr. Li has extensive experience in enterprise management. Other than as set out above, Mr. Li has not held any directorship in any other listed public companies in the past 3 years.

Mr. Li will enter into a service contract with the Company and will conclude with the Company his terms and conditions of services in due course.

As of the date hereof, Mr. Li has no equity interest in the Company within the meaning of Part XV of the Securities and Futures Ordinance. Other than as set out above, Mr. Li does not have any relationship with any other director, senior management, substantial shareholder or controlling shareholder of the Company. No other matter should be brought to the attention of the shareholders in respect of Mr. Li’s appointment.

CHANGE OF MANAGEMENT

Mr. Zhou Deqiang has retired from his position as the chairman and chief executive officer of the Company. The Board has appointed Mr. Wang Xiaochu as the chairman and chief executive officer of the Company and Mr. Leng Rongquan as deputy general manager (president and chief operating officer) of the Company, all effective from today.

DEFINITIONS

“Board”	as of the date of this announcement, the board of directors of the Company consists of Mr. Wang Xiaochu as the chairman and chief executive officer,

Mr. Leng Rongquan as the president and chief operating officer, Ms. Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping as the executive vice president, Ms. Huang Wenlin as the executive vice president, Mr. Li Ping as the executive vice president and company secretary, Mr. Wei Leping as the executive vice president, Mr. Yang Jie as the executive vice president, Mr. Sun Kangmin as the executive vice president, Mr. Cheng Xiyuan and Mr. Feng Xiong as the executive directors, Mr. Li Jinming as the non-executive director, and Mr. Zhang Youcai, Mr. Vincent Lo Hong Sui and Mr. Shi Wanpeng as the independent non-executive directors

“Company”	China Telecom Corporation Limited

“EGM”	the extraordinary general meeting convened on December 20, 2004 pursuant to the notice of EGM dated November 2, 2004

“Shareholders”	holders of domestic shares and holders of H shares of the Company

By Order of the Board

China Telecom Corporation Limited

Li Ping

Company Secretary

Beijing, December 20, 2004

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